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                             January 5, 2022

       Benedikt F  rtig
       Chief Executive Officer
       AXIOS Sustainable Growth Acquisition Corp
       Hidden Pines Farm, 1409, Hopewell Road
       Alpharetta, Georgia 30004

                                                        Re: AXIOS Sustainable
Growth Acquisition Corp
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted December
23, 2021
                                                            CIK No. 0001898019

       Dear Mr. F  rtig:

                                                        This is to advise you
that we do not intend to review your registration statement.

               We request that you publicly file your registration statement and nonpublic draft submissions at least 15 days prior to any road show as that term is defined in Rule 433(h)(4) or, in the absence of a road show, at least 15 days prior to the requested effective date of the registration statement. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any questions.




                             Sincerely,


                             Division of Corporation Finance

                             Office of Energy & Transportation
       cc:                                              Michael J. Schwartz,
Esq. of Skadden, Arps et al